Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Income (loss) from continuing operations before taxes	$1,458	$1,430	$1,997	$1,631	$1,568
Sub-total of fixed charges	269	284	270	279	282
Sub-total of adjusted income (loss)	1,727	1,714	2,267	1,910	1,850
Interest on annuities and financial products	2,554	2,506	2,508	2,486	2,478
Adjusted income (loss) base	$4,281	$4,220	$4,775	$4,396	$4,328
Fixed Charges
Interest and debt expense (1)	$268	$272	$267	$265	$268
Interest expense (income) related to uncertain tax positions	(14)	(2)	(11)	2	1
Portion of rent expense representing interest	15	14	14	12	13
Sub-total of fixed charges excluding interest on
annuities and financial products	269	284	270	279	282
Interest on annuities and financial products	2,554	2,506	2,508	2,486	2,478
Total fixed charges	$2,823	$2,790	$2,778	$2,765	$2,760

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	6.42	6.04	8.40	6.85	6.56
Ratio of adjusted income (loss) base to total fixed
charges	1.52	1.51	1.72	1.59	1.57

(1)	Interest and debt expense excludes a $63 million loss and a $5 million loss related to the early retirement of debt in 2016 and 2012, respectively.